

April 30, 2026

Charles Lauber
Chief Financial Officer
A.O. Smith Corporation
11270 West Park Place
Milwaukee, Wisconsin 53224

> **Re: A.O. Smith Corporation**
> **Form 10-K for the year ended December 31, 2025**
> **File No. 001-00475**

Dear Charles Lauber:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing